Exhibit 3.1

FIRST AMENDMENT

TO

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

OASIS MIDSTREAM PARTNERS LP

This First Amendment (this “Amendment”) to the SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF OASIS MIDSTREAM PARTNERS LP, a Delaware limited partnership (the “Partnership”), given effect beginning January 1, 2021 (the “Partnership Agreement”), is entered into as of January 31, 2022 by OMP GP LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meanings given to such terms in the Partnership Agreement.

WHEREAS, the Partnership and the General Partner are parties to that Agreement and Plan of Merger, dated as of October 25, 2021, by and among the Partnership, the General Partner, CEQP, Project Falcon Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of CEQP (“Merger Sub”), and Project Phantom Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of CEQP (“GP Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into the Partnership (the “LP Merger”), with the Partnership surviving the merger and becoming a direct wholly owned subsidiary of CEQP;

WHEREAS, in connection with the LP Merger, (i) each Common Unit, other than any Common Unit held by Oasis or its subsidiaries (other than the Partnership), will be converted into the right to receive 0.8700 common units representing limited partner interests in CEQP (“CEQP Common Units”), and each Common Unit held by Oasis or its subsidiaries (other than the Partnership) will be converted into cash or the right to receive 0.7680 CEQP Common Units;

WHEREAS, the General Partner desires to amend the Partnership Agreement to reflect certain final year LP Merger-related capital account equalization allocations;

WHEREAS, in accordance with Section 13.1(d) of the Partnership Agreement, the General Partner is authorized to make such changes without the approval of any Partner if the General Partner determines such amendment does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, and may execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d) of the Partnership Agreement, the General Partner has determined that this Amendment does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW, THEREFORE, in consideration of the premises set forth above, the General Partner hereby amends the Partnership Agreement as follows:

Section 1        Amendments.

The following new definitions shall be added to Section 1.1 of the Partnership Agreement:

“CEQP” means Crestwood Equity Partners LP, a Delaware limited partnership.

“CEQP Common Units” means common units representing limited partner interests in CEQP.

“GP Merger Sub” means Project Phantom Merger Sub, a Delaware limited liability company and a direct wholly owned subsidiary of CEQP.

“LP Merger” means the merger of Merger Sub with and into the Partnership, with the Partnership surviving the merger as a direct subsidiary of CEQP, as contemplated by the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of October 25, 2021, by and among the Partnership, the General Partner, CEQP, Merger Sub and GP Merger Sub.

“Merger Sub” means Project Falcon Merger Sub LLC, a Delaware limited liability company.

“Merger-Related Capital Account Equalization” has the meaning assigned to such term in Section 6.1(c)(xiii).

“Public Holder Exchange Ratio” means the ratio of 0.8700 CEQP Common Units for each Common Unit to be received by each Unitholder other than Oasis and its subsidiaries (other than the Partnership), pursuant to the terms of the Merger Agreement.

“Sponsor Exchange Ratio” means the ratio of 0.7680 CEQP Common Units for each Common Unit to be received for certain of the Common Units held by Oasis and its subsidiaries (other than the Partnership), pursuant to the terms of the Merger Agreement.

The following new Section 6.1(c)(xiii) shall be added to the Partnership Agreement:

“(xiii) Final Year CEQP Merger-Related Capital Account Equalization Allocations. For the taxable period ending at the effective time of the LP Merger, Unrealized Gain and Unrealized Loss shall be allocated among the Capital Accounts of the Unitholders holding Common Units in an effort to achieve relative Capital Accounts consistent with the Public Holder Exchange Ratio and the Sponsor Exchange Ratio, as applicable, which reflect the disproportionate economic value resulting from the different exchange ratios (“Merger-Related Capital Account Equalization”). In the event such allocations are insufficient to achieve Merger-Related Capital Account Equalization, as determined by the General Partner, in its reasonable discretion, items of gross income, gain, loss and deduction shall be allocated among the Capital Accounts of the Unitholders holding Common Units in the taxable period ending at the effective time of the LP Merger in an amount sufficient to achieve Merger-Related Capital Account Equalization.”

Section 2        Ratification of Partnership Agreement. Except as hereby amended, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3        Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to any internal principles of conflicts of laws that would result in the application of the laws of another jurisdiction.

Section 4        Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this First Amendment to the Second Amended and Restated Agreement of Limited Partnership of Oasis Midstream Partners LP to be effective as of the date first written above.

GENERAL PARTNER

OMP GP LLC

By:	/s/ Michael H. Lou
Name:	Michael H. Lou
Title:	President

Signature Page to First Amendment to Second Amended and Restated Agreement of Limited

Partnership of Oasis Midstream Partners LP